Exhibit 99.1

Locafy Reports Fiscal First Half 2023 Results

First Half 2023 Highlighted by 58% Total Revenue and 40% MRR Increases Year-Over-Year

Product Upgrades and Cost Structure Optimization Drive Path to Profitability

PERTH, Australia – March 16, 2023 – Locafy Limited (Nasdaq: LCFY) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today reported financial results for the 2023 fiscal first half ended December 31, 2022.

Recent Operational Highlights

●	Announced an updated profitability timeline, highlighted by significant reductions in operational expenditures and the launch of Locafy Brand Boost and Keystone products. Locafy management now projects that the Company will reach profitability during the 2023 fiscal fourth quarter.

●	Named as a finalist in the 2022-2023 Cloud Awards in the Best Software as a Service (Outside USA) category, specifically for its Proximity Network and Proximity Booster technologies. The Cloud Awards includes more than 30 software categories that recognize excellence in the cloud across industry verticals.

Management Commentary

“For the first half of our fiscal year, we navigated our business to best position Locafy for scale and planned profitability in the coming months,” said Locafy CEO Gavin Burnett. “With Jimmy Kelley Digital fully integrated into our platform, we upgraded Brand Boost and launched Keystone, two product sets that we expect to be pillars of our offering moving forward. Even as the sales benefits of these updates are yet to be fully realized, they helped us drive both 58% revenue growth compared to last year’s first half and a 40% increase in MRR over the year-ago period. In addition, our reseller count was up 94% over last year’s second quarter and our total page count eclipsed 93,000, both strong indicators of future recurring revenue.

“As we move into the 2023 fiscal second half, we are confident in the software solutions that we provide for our clients and in the opportunity ahead for us to capture additional market share and scale our business. Still, we believe it prudent to balance these efforts with initiatives to optimize our cost structure, and have already made several strides that we expect to help us reach and maintain profitability. These initiatives included adjusting our operations and R&D investments to manage towards a leaner organizational structure, in line with our focus on driving adoption of our existing products with an emphasis on our higher margin products. Overall, we remain committed to our growth strategy, and look forward to what’s ahead for Locafy.”

2023 Fiscal First Half Financial Results

Results compare 2023 fiscal first half end (December 31, 2022) to 2022 fiscal first half end (December 31, 2021) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue increased 58% to $2.8 million from $1.8 million in the comparable year-ago period. The increase in total revenue was mainly driven by an increase in subscription sales and an increase in revenues derived from data partners.

○	Subscription revenue increased 69% to $2.1 million from $1.2 million in the comparable year-ago period. The increase in subscription revenue was primarily attributable to the growth in the Company’s reseller customer base, particularly in North America, together with revenues associated with new products resulting from the Jimmy Kelley Digital acquisition.

○	Advertising revenue increased 3% to $167,000 from $161,000 in the comparable year-ago period. The increase in advertising revenue was primarily attributable to an increase in website search traffic to our owned online properties.

○	Data revenue increased 48% to $451,000 from $304,000 in the comparable year-ago period. The increase was primarily attributable to sales to new data partners.

○	Services revenue remained steady at $49,000 in both the current and comparable year-ago period.

●	Cost of sales increased 26% to $888,000 from $704,000 in the comparable year-ago period. The increase in cost of sales was mainly driven by the use of third-party software required to deliver the Company’s bundled Proximity solutions. Locafy is currently developing alternative technologies that will reduce reliance on third-party software and accordingly reduce costs.

●	Gross margin for the second quarter of 2023 increased to 67.9% compared to 57.0% for the second quarter of 2022. The increase in gross margin was mainly due to a shift towards selling higher margin subscription products, together with an increase in advertising and data partner revenues.

●	Net loss was $4.0 million, or $3.93 per diluted share, compared to a net loss of $1.3 million, or $1.49 per diluted share, in the comparable year-ago period.

●	As of December 31, 2022, the Company had $1.0 million in cash and cash equivalents, compared to $2.3 million as of September 30, 2022.

Key Performance Indicators (KPIs)

Unless otherwise specified, KPI data has been recorded as of the 2023 fiscal second quarter end (December 31, 2022). All financial results are reported in Australian Dollars (AUD).

●	Monthly Recurring Revenue (MRR) for the 2023 fiscal second quarter was $464,000 a 40% increase compared to $329,000 for the year-ago period, and a 2% increase compared to $456,000 for the quarter ended September 30, 2022.

●	Total Active Reseller Count for the period ended December 31, 2022 was 134, a 94% increase compared to 69 as of December 31, 2021, and steady compared to September 30, 2022.

●	Total End User Count for the period ended December 31, 2022 was 1,268, a 79% increase compared to 708 as of December 31, 2021, and a 12% decrease compared to 1,440 as of September 30, 2022. The decrease from September 30, 2022 is as a result of an internal review leading to the termination of delinquent accounts.

●	Average Page Performance (Page One), an indicator of the percentage of Locafy pages that appear on Page One of their respective searches, was 59% in the quarter ended December 31, 2022.

●	Average Page Performance (Positions 1-3), an indicator of the percentage of Locafy pages that appear within the first three positions on Page One of their respective searches, was 41% in the quarter ended December 31, 2022. While the Company does not expect page performance metrics to grow every quarter, Locafy believes these measurements to be a consistent indicator for technology performance at any given time.

For more information, please see Locafy’s 6-K filed on March 16, 2023.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

We define MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku
Gateway Investor Relations
(949) 574-3860
LCFY@gatewayir.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Consolidated Group
	6 months to 31 Dec 2022 AUD $	6 months to 31 Dec 2021 AUD $
Revenue	2,839,089	1,795,821
Other income	164,817	386,245
Technology expense	(1,036,224)	(776,023)
Employee benefits expense	(4,396,441)	(2,098,756)
Occupancy expense	(60,586)	(23,167)
Advertising expense	(158,891)	(39,379)
Consultancy expense	(530,086)	(352,609)
Depreciation and amortization expense	(494,786)	(200,544)
Other expenses	(65,792)	(40,670)
Impairment of financial assets	(259,888)	-
Operating loss	(3,998,788)	(1,349,082)
Financial cost	(45,900)	(24,530)
Loss before income tax	(4,044,688)	(1,373,612)
Income tax expense	-	-
Loss for the year	(4,044,688)	(1,373,612)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	7,438	(18,050)
Total comprehensive loss for the year	(4,052,126)	(1,391,662)

Earnings per share
Basic loss per share	(3.93)	(1.49)
Diluted loss per share	(3.93)	(1.49)

Locafy Limited

Consolidated Statement of Financial Position

	Consolidated Group
	6 months to 31 Dec 2022 AUD $	Year to 30 Jun 2022 AUD $
Assets
Cash and cash equivalents	1,005,191	4,083,735
Trade and other receivables	1,100,346	1,203,249
Other assets	204,406	230,094
Current assets	2,309,943	5,517,078
Property, plant and equipment	347,943	395,999
Right of use assets	360,635	406,673
Intangible assets	2,997,804	2,235,180
Non-current assets	3,706,382	3,037,852
Total assets	6,016,325	8,554,930

Liabilities
Trade and other payables	1,986,464	1,454,241
Borrowings	301,600	308,100
Provisions	504,302	473,006
Accrued expenses	1,103,260	511,848
Lease liabilities	49,693	32,672
Contract and other liabilities	165,826	137,342
Current liabilities	4,111,145	2,917,209
Trade and other payables	128,268	-
Lease liabilities	389,787	417,744
Provisions	35,387	25,988
Accrued expenses	76,504	76,504
Non-current liabilities	629,946	520,236
Total liabilities	4,741,091	3,437,445
Net assets / (liabilities)	1,275,234	5,117,485

Equity
Issued capital	45,038,037	45,038,037
Reserves	5,508,912	5,306,475
Accumulated losses	(49,271,715)	(45,227,027)
Total equity / (deficiency)	1,275,234	5,117,485

Locafy Limited

Consolidated Statement of Cash Flows

	6 months to 31 Dec 2022 AUD $	6 months to 31 Dec 2021 AUD $
Cash flows from operating activities
Receipts from customers	2,743,777	1,267,516
Payments to suppliers and employees	(4,753,048)	(2,949,753)
R&D Tax Incentive	164,817	386,245
Financial cost	(45,900)	(24,530)
Net cash used by operating activities	(1,890,354)	(1,320,522)

Cash flows from investing activities
Purchase of intellectual property	(1,161,145)	(261,737)
Purchase of property, plant and equipment	(2,170)	(33,827)
Net cash used by investing activities	(1,163,315)	(295,564)

Cash flows from financing activities
Proceeds from issue of shares	-	-
Payment for share issue costs	-	-
Repayment of borrowings	(6,500)	1,747,000
Leasing liabilities	(10,936)	(18,906)
Net cash from financing activities	(17,436)	1,728,094

Net increase in cash and cash equivalents	(3,071,105)	112,008
Net foreign exchange difference	(7,438)	-
Cash and cash equivalents at the beginning of the year	4,083,735	650,731
Cash and cash equivalents at the end of the year	1,005,191	762,739